

FOSCHINI

FOSCHINI LTD

REVIEWED RESULTS FOR THE YEAR ENDED

31 MARCH 2004

HIGHLIGHTS

- Turnover up by 13,6% to R4,41 billion
- Income before taxation up by 46,6% to R752,6 million
- Headline earnings per share up by 46,2% to 237,1 cents
- Final dividend declared increased by 93,8% to 62 cents per share
- Sustained strong balance sheet

The following consolidated results of the Foschini Group for the years ended 31 March have been reviewed by the company's auditors, KPMG Inc. Their unqualified report is available for inspection at the company's registered office.

CONSOLIDATED CASH FLOW STATEMENT

	2004 Reviewed Rm	2003 Audited Rm
Cash flows from operating activities		
Operating profit before working capital changes	723,4	551,3
Increase in working capital	(128,6)	(117,5)
Cash generated by operations	594,8	433,8
Increase in loan debtors	(109,1)	(40,0)
Interest received	208,5	149,4
Net finance charges	(55,5)	(63,5)
Taxation	(209,1)	(101,3)
Dividend paid	(143,4)	(90,1)
Net cash inflows from operating activities	286,2	288,3
Cash flows from investing activities		
Purchase of fixed assets	(151,9)	(137,5)
Proceeds from sale of fixed assets	5,0	4,6
Net increase in preference share investment	(50,0)	-
Decrease in participation in export partnerships	14,0	14,0
Decrease in loans	4,4	12,9
Shares purchased by subsidiary	(108,0)	(24,5)
Acquisition of trademark	(1,6)	-
Acquisition of additional interest in subsidiary	(3,5)	(24,6)
Net cash outflows from investing activities	(291,6)	(155,1)
Cash flows from financing activities		
Proceeds from sale of shares by share trust	42,9	-
Decrease in interest bearing debt	(27,0)	(84,4)
Decrease in short-term loans	(8,5)	(48,4)
Net cash inflows (outflows) from financing activities	7,4	(132,8)
Net increase in cash and cash equivalents during the year	2,0	0,4
Cash and cash equivalents at the beginning of the year	27,2	26,8
Cash and cash equivalents at the end of the year	29,2	27,2

NOTES

1. Accounting Policies - These financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The principal accounting policies, as set out in the group's annual report for the year ended 31 March 2003, have been consistently applied throughout the year under review, with the exception of:

* The effect of the adoption of AC133, and
* The consolidation of The Foschini Share Incentive Trust.

2. Adoption of AC133 – During the year under review the group changed its accounting policy in respect of its financial instruments to comply with AC 133 Financial Instruments: Recognition and measurement. In accordance with the adoption provisions of AC 133 an adjustment has been made to the group's reserves at the beginning of the year and no adjustment has been made to prior year figures. In order to comply with AC 133 the group has changed the valuation of its participation in export partnerships from a cost basis to amortised cost using the effective interest rate method. Gains and losses on effective cash flow hedging instruments in respect of firm commitments of forecast transactions are recognised directly in equity. Other than the above, the adoption of this statement has had no other material impact on the current earnings of the group.

3. Consolidation of the Share Incentive Trust – The group also changed its accounting policy in respect of the Share Incentive Trust. The change was effected in order to provide more appropriate presentation. The group now consolidates the share incentive trust and the shares owned by the trust are accounted for as treasury shares.

4. These financial statements incorporate the financial statements of the company, all its subsidiaries and all entities over which it has operational and financial control.

5. Included in share capital are 16,9 (2003: 16,9) million shares, which were purchased by a subsidiary of the company, and 5,2 (2003: 7,1) million shares, which are owned by the share incentive trust. These have been eliminated on consolidation.

	2004 Reviewed Rm	2003 Audited Rm
6. Interest received	**208,5**	149,4
This comprises interest received on RCS Personal Finance loan debtors and private label card debtors.		
7. Trading expenses		
Depreciation	**(116,0)**	(116,8)
Employee costs	**(657,3)**	(601,3)
Occupancy costs	**(362,8)**	(319,9)
Restraint of trade payments	**–**	(37,1)
Other operating costs / income	**(130,3)**	(109,2)
	(1 266,4)	(1 184,3)



COMMENT

GROUP OVERVIEW

On the back of substantial growth in headline earnings per share over the last 2 years of 75,4% in 2002 and 84,5% in 2003, our group has this year achieved another year of excellent performance. Sales increased by 13,6%, which together with improved gross margins and tight control of expenses, resulted in income before taxation increasing by 46,6%.

Headline earnings per ordinary share increased by 46,2% to 237,1 cents per share from 162,2.

The group's trading margin increased once again from 14,5% to 18,1%. Due to the group's strong cash generation its already strong balance sheet has strengthened further, with the gearing ratio reducing to 4,0% from last year's 8,6%.

Cash generated by operating activities for the year amounted to R594,8 million, which resulted in group total net borrowings at the end of the year being reduced by R87,5 million.

Having regard to the group's trading performance and cash generation the group's dividend cover has been reduced to 2,5 times attributable earnings per share. Accordingly, the final dividend has been increased by 93,8% to 62 cents per share. Dividends declared in respect of the full financial year were accordingly 94 cents per share, an increase of 67,9% over the prior year.

TRADING DIVISIONS

Following on the more challenging trading experienced in the first half of the year, the tempo of trade increased in the second half and all our divisions performed beyond expectations, and well above the rate of inflation in our industry.

Sales and sales growths in the various divisions were as follows:

	No. of Stores	Sales Rm	% Change
@home	24	176,5	48,1
Exact!	169	408,9	14,4
Foschini Stores	334	1 830,8	11,5
Markhams	210	770,0	11,0
Jewellery Division	298	640,6	13,4
Sports Division	162	583,2	15,8
Total	1 197	4 410,0	13,6

Total same-store sales for the year grew by 9,8% with apparel growing 8,5%, cosmetics 23,2%, cell phones by 24,0%, jewellery by 12,9% and homewares by 11,7%. During the year the group's trading area grew by 1,9% with 45 new stores being opened, whilst 36 stores were closed across all divisions.

COMMENT CONT.

The Foschini division, after experiencing a difficult winter season in the first half of the year, traded exceptionally well in the second half, with second half turnover growth of 17,4%, compared to first half growth of 5,2%. Same store growth for the year was 7,1%.
The Markhams division, trading against its historically higher base, continued with its pleasing performance with same-store growth of 9%.
Exact! had a very strong performance, achieving total same-store growth of 14,5%. Its relocation strategy to shopping centres and better high street locations continues.
The sports division, trading as Sportscene and Totalsports, continued to outperform its market by growing turnover by 15,8% following on a strong 22,8% growth in the last financial year. Same store growth was 10,2%.
Our jewellery division, comprising American Swiss Jewellers and Sterns, continued to please with its strong performance, and again grew its market share with turnover growth of 13,4 %. Same store growth for the year was 12,9%. This division is continuing with its strategy of rationalising its store portfolio in order to further improve sales densities.
Our @home division continued with substantial growth, increasing its store base from 15 to 24 during the year and growing its turnover to R176,5 million from R119,1 million in the previous year. Further store expansion will continue aggressively, with 10 new stores planned for next year. Competition in the homewares market is on the increase, but with its exciting merchandise and outstanding acceptance in the market place, @home is expected to continue to grow its market share. Same store growth for the year was 12,2%.

Our retail debtors book, which amounts to R1494 million, increased by 13,4% on a credit turnover growth of 14,4%. Continued improvements in the debtors book are reflected in a lower percentage of arrear accounts, a reduction in net bad debts and improved collections. The group's conservative credit granting policies continue to be applied. Cash sales as a percentage of total sales reduced from 29,3% to 28,8%.

FINANCIAL SERVICES

Our financial services division, which is disclosed as a separate segment this year, comprises RCS Personal Loans, our group's personal loans business, and RCS Cards, which offers credit to customers of merchants outside of the group. This division had an impressive year with substantial growth in attributable income before tax of 56% over last year. Bad debts are well managed and the net bad debt experienced remained low.

Whilst this division currently represents 9,8% of our group's income after taxation, it is anticipated that this will increase in the years ahead.

PROSPECTS

Turnover for the first 8 weeks of the new financial year has been extremely bouyant and well ahead of budget. The lower interest rate environment continues to benefit consumer confidence.

In the absence of unforeseen circumstances, we remain confident about the year ahead and expect to increase our earnings well above the rate of inflation. Whilst focussing on improved densities in all divisions, we anticipate opening in excess of 60 new stores in the year ahead.

PREFERENCE DIVIDEND ANNOUNCEMENT

Dividend no. 135 of 3,25% (6,5 cents per share) in respect of the six months ending 30 September 2004 has been declared, payable on Monday, 27 September 2004 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Thursday, 23 September 2004.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 16 September 2004. Foschini Ltd preference shares will commence trading "ex" the dividend from the commencement of business on Friday, 17 September 2004 and the record date, as indicated, will be Thursday, 23 September 2004.

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 17 September 2004 to Thursday, 23 September 2004, both dates inclusive.

FINAL ORDINARY DIVIDEND ANNOUNCEMENT

The directors have declared a final ordinary dividend of 62 cents per ordinary share payable on Monday, 19 July 2004 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 16 July 2004.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 9 July 2004. Foschini Ltd ordinary shares will commence trading "ex" the dividend from the commencement of business on Monday, 12 July 2004 and the record date, as indicated, will be Friday, 16 July 2004.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Monday, 12 July 2004 to Friday, 16 July 2004, both dates inclusive. Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

SIGNED ON BEHALF OF THE BOARD

E Osrin, Chairman D M Polak, Managing Director
27 May 2004

Registration number 1937/009504/06 Share codes: FOS-FOSP
ISIN codes: ZAE000031019 – ZAE000031027

Directors: E Osrin (Chairman)*, D M Nurek (Deputy Chairman)*, Prof. F Abrahams*, S E Abrahams*, L F Bergman(Austrian)*, W V Cuba*, N H Goodwin*, M Lewis*, D M Polak, R Stein (*Independent non-Executive)
Registered Office: Stanley Lewis Centre, 340 Voortrekker Road, Parow East, 7500
Transfer Secretaries: Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001.

SPONSOR: UBS Corporate Finance South Africa (Pty) Ltd
Visit our website at http://www.foschinigroup.com